FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) March 2006.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                          NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: April 28, 2006

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 - 837 West Hastings Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

April 28, 2006

VIA EDGAR

Securities & Exchange Commission

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

March 16, 2006

ANGLO SWISS RESOURCES AIRBORNE GEOPHYSICS COMPLETED

ON THE LI 201 DIAMONDIFEROUS KIMBERLITE,

FRY INLET DIAMOND PROPERTY, LAC DE GRAS, NWT

Anglo Swiss Resources Inc. (TSX.V-ASW / OTCBB –ASWRF) is pleased to report that the initial stage of the 2006 exploration program consisting of a detailed airborne geophysical survey of the eastern portion of the 91,856 acre Fry Inlet Property has been completed. This portion of the Fry Inlet Diamond property (New Shoshoni Ventures - Option/JV release dated June 27, 2005) lies within the “Corridor of Hope” and the newly termed “Ekati Trend”, some 50 kilometers north of the milling plant site at the Ekati Diamond Mine.

The eastern portion of the Fry Inlet Diamond property contains the LI-201 kimberlite, which was determined to be significantly diamondiferous during early stage exploration drilling performed in 1997 by Kennecott Canada Exploration Inc. Previous exploration utilizing older technology reported 8 geophysical anomalies on the eastern portion of the property; management is hopeful that present day technology will improve the rate of discovery of new kimberlites.

Fugro Airborne Surveys Corp. of Mississauga, Ontario, acting as contractor for Anglo Swiss Resources, will now analyse the data and report results to the Company shortly.  During the survey multi-channel electromagnetic and high-sensitivity magnetic geophysical measurements were taken approximately every 4 meters along the survey lines.  A total of 1,695 line-kilometers were flown during this survey along parallel flight lines spaced 100 meters apart.  The survey results will allow Anglo Swiss to select drill targets for the next phase of exploration.

Anglo Swiss will continue to evaluate other diamond properties within the Lac de Gras/Slave Craton area that meet its acquisition criteria. Anglo Swiss is the majority holder of over 170,000 acres of claims of merit in under explored areas with unexplained kimberlite indicator mineral trains and/or kimberlite targets near known kimberlites and diamond mining operations.

In light of the close proximity to producing diamond mines, the presence of numerous diamondiferous kimberlites and kimberlite indicator minerals, management is of the opinion that these claims are highly prospective for the further discovery of diamonds. The Company controls 4 distinct properties of merit as it works towards establishing itself towards the corporate goal of discovering a diamond mine within the Lac de Gras region.

Corporate Website Updated

The Company’s website www.anglo-swiss.com has been redesigned to reflect the Company’s mandate to discover the next diamond mine in the Lac de Gras region of the NWT. The site contains all of the projects the Company is currently involved in and offers a power point presentation, diamond brochure, maps, pictures, and reports etc.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.